Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2007	2006	2005	2004	2003
	(In thousands, except ratio data)
Income before income taxes	$ 15,754	$ 11,023	$ 7,621	$ 7,527	$ 11,160

Interest on indebtedness	15,746	11,994	8,016	7,137	6,813

Portion of rents representative
of the interest factor	1,396	1,249	1,161	1,106	1,046

Earnings as adjusted	$ 32,896	$ 24,266	$ 16,798	$ 15,770	$ 19,019

Fixed charges:

Interest on indebtedness	$ 15,746	$ 11,994	$ 8,016	$ 7,137	$ 6,813

Portion of rents representative
of the interest factor	1,396	1,249	1,161	1,106	1.046

Fixed charges	$17,142	$13,243	$ 9,177	$ 8,243	$ 7,859

Ratio of earnings
to fixed charges	1.92	1.83	1.83	1.91	2.42